                                     Form 6K


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                November 12, 2003

                           WESTPAC BANKING CORPORATION
                           ---------------------------
                 (Translation of registrant's name into English)

            60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA
            --------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                    Form 20-F ____X_____ Form 40-F __________


  [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                        Yes ____________ No ______X______


[If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___]

INDEX TO EXHIBITS


 EXHIBIT NO.                             DESCRIPTION

     1       Notice of Annual General Meeting

     2       Media Release - Annual Report charts Westpac's "Ask Once" progress.

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                              WESTPAC BANKING CORPORATION
                                              ---------------------------
                                                     (Registrant)


Date: November 12, 2003                           By:  /s/ MANUELA ADL
                                                       ---------------
                                                  Manuela Adl
                                                  SVP & Chief Operating Officer